Mail Stop 4561

April 30, 2008

Munjit Johal
12202 North Scottsdale Road
Phoenix, AZ 85054

> **Re: Secured Diversified Investment LTD**
> **Form 8-K**
> **Filed April 8, 2008**
> **Form 8-K/A**
> **Filed April 22, 2008**
> **File No. 000-30653**

Dear Mr. Johal:

We have completed our review of your filings and do not, at this time, have any further comments.

You may contact the undersigned at (202) 551-3472 if you have questions.

Sincerely,

Yolanda Crittendon
Staff Accountant